Exhibit (a)(1)(B)

TO:
FROM:	Nanometrics Incorporated
SUBJECT:	IMPORTANT NEWS: Launch of Option Exchange Program
DATE:	August 6, 2009

IMPORTANT NEWS — PLEASE READ IMMEDIATELY.

We are pleased to announce that Nanometrics Incorporated is officially launching a one-time stock option exchange program, referred to as the Exchange Offer, on August 6, 2009. The Exchange Offer will give eligible employees a one-time opportunity to surrender certain outstanding underwater stock options in exchange for a lesser amount of new stock options with a lower strike price. This is a voluntary program – eligible employees will make their own choice whether to participate.

This letter is an introduction to the Exchange Offer, but does not detail all the terms and conditions that apply. The specific details of the Exchange Offer are included in the documents found on the Exchange Offer website at https://nanometrics.equitybenefits.com/. Please review these materials carefully so you can make an informed decision on whether or not to participate in the Exchange Offer. Due to legal requirements, executives, managers and human resources staff cannot respond to your individual questions regarding the Exchange Offer.

If you want to participate in the Exchange Offer, you must access the Option Exchange Program Website at https://nanometrics.equitybenefits.com/ and follow the instructions on the website. Your login information (ID and Password) is set forth below. The Exchange Offer will expire at 5:00 p.m., Pacific Time, on September 3, 2009, unless it is extended.

On behalf of the Nanometrics management team and the Board of Directors, thank you for all your incredible efforts to make Nanometrics a better company.

Warm regards,

Jim Moniz
Chief Financial Officer

Your Log-in ID is your Nanometrics email address (Example: XXXXX@nanometrics.com).

Your Password is: